SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)1

                          Miller Building Systems, Inc.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                    600404107
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 23, 2000
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 600404107                       13D          Page 2 of 4 Pages
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================================================================================


       1        NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         ACQUISITOR PLC
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       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                        (b) / /
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       3        SEC USE ONLY

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       4        SOURCE OF FUNDS*
                         WC
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       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                               / /
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       6        CITIZENSHIP OR PLACE OR ORGANIZATION
                   UNITED KINGDOM
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   NUMBER OF            7         SOLE VOTING POWER
     SHARES
  BENEFICIALLY                             -0-
 OWNED BY EACH      ------------------------------------------------------------
REPORTING PERSON
      WITH
                        8         SHARED VOTING POWER

                                           -0-
                    ------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                           -0-
                    ------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                           -0-
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       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         -0-
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       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                      / /
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       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         0.0%
--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON*
                         CO
================================================================================

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CUSIP No. 600404107                       13D          Page 3 of 4 Pages
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                  The following  constitutes Amendment No. 1 to the Schedule 13D filed by Acquisitor plc. The Schedule 13D, as amended, is collectively referred to as "Schedule 13D". Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect. Defined terms herein shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

Items 5 (b), (c) and (e) are amended to read as follows:

Item 5.            Interest in Securities of the Issuer.
                   ------------------------------------

                  (b) As of the close of business on August 23, 2000, Acquisitor does not beneficially own any share of Common Stock.

                  (c) The table below lists all transactions in the Issuer's Common Stock since the filing of the Schedule 13D by the Reporting Person.

           Transaction in Shares Since the Filing of the Schedule 13D
           ----------------------------------------------------------


         Shares of Common
               Stock                   Price Per                Date of
         Purchased/(Sold)                Share               Purchase/Sale
         ----------------                -----               -------------
             305,800                    $8.2500                 8/23/00


                  (e) The Reporting Person ceased to be a beneficial owner of more than five percent (5%) of the shares of Common Stock on August 23, 2000


           [The remainder of this page was intentionally left blank.]


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CUSIP No. 600404107                       13D          Page 4 of 4 Pages
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                                   SIGNATURES
                                   ----------


                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   August 24, 2000               ACQUISITOR PLC

                                   By:  /s/ Duncan Soukup
                                      --------------------------------
                                         Name: Duncan Soukup
                                         Title: Managing Director